UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                              M.D.C. HOLDINGS, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 Per Share
                         (Title of Class of Securities)

                                    552676108
                                 (CUSIP Number)

     David D. Mandarich, 3600 S. Yosemite St., Suite 900, Denver, CO 80237
                                 (303) 773-1100
        (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 January 9, 2003
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No. 552676108                                          Page 2 of 4 Pages
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===============================================================================
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      David D. Mandarich
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
      Not Applicable                                                    (b) [ ]
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3   SEC USE ONLY
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4   SOURCE OF FUNDS
      Not Applicable
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2 (e)                                                  [ ]
      Not Applicable
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6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
-------------------------------------------------------------------------------
7   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SOLE VOTING POWER
      2,228,402
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8   SHARED VOTING POWER
      0
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9   SOLE DISPOSITIVE POWER
      2,228,402
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10  SHARED DISPOSITIVE POWER
      0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,228,402
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                          [ ]
      Not Applicable
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13  PERCENT OF CLASS REPRESENTED BY THE AMOUNT IN ROW (11)
      8.22 %
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14  TYPE OF REPORTING PERSON
      IN
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CUSIP NO. 552676108                                          Page 3 of 4 Pages
------------------------------                          -----------------------

                                    AMENDMENT
                                      NO. 8
                                     TO THE
                                  SCHEDULE 13D

         The Reporting Person, David D. Mandarich, hereby amends his Schedule 13D relating to Common Stock, par value $0.01, of M.D.C. Holdings, Inc.

Item 2.     Identity and Background

            (b) The Reporting Person's business address is: 3600 South Yosemite Street, Suite 900, Denver, CO 80237.

            (c) The Reporting Person's present principal employment is as President, Chief Operating Officer and Director of M.D.C. Holdings, Inc.,
3600 South Yosemite Street, Suite 900, Denver, CO 80237.

Item 5.     Interest in Securities of the Issuer

            (a)-(b) As of the close of business on January 9, 2003, the Reporting Person, by virtue of the language of Rule 13d-3, may be deemed to own beneficially and to hold the sole power to vote and dispose of, in the aggregate the number and percentage of the Issuer's Common Stock set forth below opposite his name (based upon the number of shares of the Issuer's Common Stock that were reported to be outstanding in the Issuer's Form 10-Q as of September 30, 2002).

===============================================================================
         Name                   Shares of Common Stock              Percentage
-------------------------------------------------------------------------------
David D. Mandarich (1)(2)             2,228,402                        8.22 %
-------------------------------------------------------------------------------

(1) Includes 1,200 shares of Common Stock owned by the Reporting Person's minor children and 1,530 shares of Common Stock held in the Reporting Person's 401(k) Plan account.

(2) Includes 451,822 shares of Common Stock that the Reporting Person has the right to acquire within 60 days of January 9, 2003.

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CUSIP NO. 552676108                                           Page 4 of 4 Pages
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                  (c) The following table sets forth the transactions by the Reporting Person listed in Item 5(a) during the past sixty days.

===============================================================================
Trade                        Price Per
Date                          Share ($)                      David D. Mandarich
-------------------------------------------------------------------------------
12/09/02                         n/a                             4,800(1)
01/09/03                         n/a                            46,494(2)
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(1) Reflects gifts of common stock, including gifts of 1,200 shares to the Reporting Person's minor children.

(2) Reflects the grant of 46,494 shares on January 9, 2003 in payment of a portion of the Reporting Person's 2002 bonus compensation pursuant to the M.D.C. Holdings, Inc. Executive Officer Performance-Based Compensation Plan.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2003



By: /s/ David D. Mandarich
   --------------------------
     David D. Mandarich
     President, Chief Operating
     Officer and Director